Exhibit 99.24

Titan Reports First Quarter 2024 Results; National Safety Recognition Award

Vancouver, BC – May 14, 2024 – Titan Mining Corporation (TSX: TI) (“Titan” or the “Company”) announces the results for the quarter ended March 31, 2024. (All amounts are in U.S. dollars unless otherwise stated)

Don Taylor, President and Chief Executive Officer of Titan, commented, “We are pleased to announce that the Empire State Mine has been recognized by MSHA for its outstanding safety performance in 2023 with two ‘Certificates of Achievement in Safety’. In addition to the outstanding safety performance, ESM continues to meet or exceed production goals remaining on track to produce an estimated 56-60 million pounds of payable zinc during 2024. The management and workforce at ESM have established a firm foundation for both production and safety as we contemplate the Turnpike expansion project and development of the Kilbourne graphite project.”

Q1 2024 HIGHLIGHTS:

●	Produced 14.7 million pounds of payable zinc

●	Advanced the exploration of the Kilbourne graphite trend, an extensively drill tested graphite-bearing trend located on permitted lands

o	Drilling totaled 6,870 ft in 19 holes

o	Highlights include 174 ft at 3.75 graphitic carbon

o	An initial bulk sample was identified and collected in January 2024

TABLE 1 Financial and Operating Highlights

		Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Operating
Payable Zinc Produced	mlbs	14.7	13.9	18.3	15.0	13.8
Payable Zinc Sold	mlbs	14.4	13.9	18.3	15.0	14.8
Average Realized Zinc Price	$/lb	1.11	1.13	1.10	1.15	1.42

Financial
Revenue	$m	11.73	10.91	15.50	8.95	16.74
Net Income (loss) before tax	$m	(2.63)	(6.96)	0.50	(4.84)	1.10
Earnings (loss) per share - basic	$/sh	(0.02)	(0.05)	0.00	(0.03)	0.01
Cash Flow from Operating Activities before changes in non-cash working capital	$m	0.26	(1.36)	4.21	(0.11)	3.35

Financial Position		31-Mar 24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Cash and Cash Equivalents	$m	4.18	5.03	4.32	2.90	7.41
Net Debt [1]	$m	32.44	30.75	32.93	33.43	23.34

[1]	Net Debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

OPERATIONS REVIEW

Mining efforts in the first quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities remain suspended in the N2D zone in response to lower zinc prices. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone which supported above budget grades and metal production. It is expected that ore from this zone will continue to support head grade at planned levels in the coming year. Redesign of access and mining methods has allowed continued mining in the New Fold Zone. Mining is expected to continue in the same zones in the second quarter of 2024.

Work on projects, including the Turnpike project, has been limited since Q2 of 2023 to preserve cash in response to lower zinc prices. Rod mill liners were received and will be installed in the second quarter of 2024.

EXPLORATION UPDATE

Kilbourne Graphite Project:

The Company began Phase 1 of Kilbourne exploration in the fourth quarter of 2023 with surface trenching and surface diamond drilling. In the first quarter of 2024 a total of 19 surface drill holes totalling 6,870 ft (2,093 m) were completed. All drill holes intercepted the Kilbourne Host unit, with graphite confirmed through assay in the first 15 holes of the program (please refer to the Company’s press release dated April 9, 2024 titled “Titan Mining Provides Initial Drill Results On The Kilbourne Graphite Project, Results Include 173.5 Ft At 3.75% Graphitic Carbon”). The Company is currently awaiting the results on the remaining four holes. Results from both trenching and drilling have returned an average graphitic carbon grade of 3.2%. Based on the positive results, Phase II drilling at Kilbourne will commence in the second quarter of 2024.

In February of 2024, bulk, representative samples from the upper and lower graphitic host units were delivered to Forte Analytical in Wheat Ridge, Colorado for metallurgical analysis and floatation testing. Results from this program are expected in the second quarter of 2024.

Underground:

Drill programs in the first quarter of 2024 targeted the Lower Mahler, New Fold, and Fowler zones. Underground drilling completed nine drillholes totalling 2,609 ft (795 m). All underground drilling was completed with Company-owned underground drills by Company employees.

Surface:

No surface drilling was undertaken on district zinc targets in the first quarter of 2024. Plans are underway to continue the surface exploration program in H2 2024.

Qualified Person

The scientific and technical information contained in this news release and the sampling, analytical and test data underlying the scientific and technical information has been reviewed, verified and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597). The data was verified using data validation and quality assurance procedures under high industry standards.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Three months ended March 31, 2024	Year ended December 31, 2023
Current portion of debt	$ 36,619	$ 35,779
Non-current portion of debt	-	-
Total debt	$ 36,619	$ 35,779
Less: Cash and cash equivalents	(4,176)	(5,031)
Net debt	$ 32,443	$ 30,748

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that it is expected that ore from the Lower Mahler mining zone will support head grade at planned levels for the remainder of the year; production guidance; planned mining zones; rod mill liners were received and will be installed in the second quarter of 2024; future exploration plans; and timing of results of metallurgical results and flotation testing. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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